Exhibit 99.1

Organigram Provides NASDAQ Listing Update

TORONTO--(BUSINESS WIRE)--January 26, 2023--Organigram Holdings Inc. (“Organigram” or the “Company”) (TSX: OGI; NASDAQ: OGI), today announced that it received notification (the “Notification”) from The Nasdaq Stock Market LLC (“NASDAQ”) that it is not in compliance with the minimum bid price requirement in NASDAQ Listing Rule 5450(a)(1) for continued listing on the NASDAQ Global Select Market, since the closing bid price for the Company’s common shares listed on NASDAQ was below US$1.00 for 30 consecutive trading days. NASDAQ Listing Rule 5450(a)(1) requires the common shares to maintain a minimum bid price of US$1.00 per share (the “Minimum Bid Requirement”), and NASDAQ Listing Rule 5810(c)(3)(A) provides that failure to meet such requirement exists if the deficiency continues for a period of 30 consecutive business days.

The Notification has no immediate effect on the listing of the Company’s common shares on the NASDAQ Global Select Market. Under NASDAQ Listing Rule 5810(c)(3)(A), the Company has a period of 180 calendar days from the date of Notification, being until July 24, 2023, to regain compliance with the Minimum Bid Requirement, during which time the common shares will continue to trade on the NASDAQ Global Select Market. If at any time before July 24, 2023, the bid price of the common shares closes at or above US$1.00 per share for a minimum of 10 consecutive business days, the Company will regain compliance with the Minimum Bid Requirement. In the event the Company does not regain compliance with the Minimum Bid Requirement by July 24, 2023, the Company may be eligible for an additional period of 180 calendar days to regain compliance or may be subject to delisting of the common shares from the NASDAQ Global Select Market. The Company’s common shares are also listed on the Toronto Stock Exchange and the Notification does not affect the Company’s compliance status with such listing.

About Organigram Holdings Inc.

Organigram Holdings Inc. is a NASDAQ Global Select Market and TSX listed company whose wholly-owned subsidiaries include: Organigram Inc. and Laurentian Organic Inc., licensed producers of cannabis and cannabis-derived products in Canada, and The Edibles and Infusions Corporation, a licensed manufacturer of cannabis-infused soft chews in Canada.

Organigram is focused on producing high-quality, cannabis for patients and adult recreational consumers, as well as developing international business partnerships to extend the Company’s global footprint. Organigram has also developed and acquired a portfolio of legal adult-use recreational cannabis brands, including Edison, Big Bag O’ Buds, SHRED, SHRED’ems, Monjour, Laurentian, Tremblant Cannabis and Trailblazer. Organigram operates facilities in Moncton, New Brunswick and Lac-Supérieur, Quebec, with a dedicated edibles manufacturing facility in Winnipeg, Manitoba. The Company is regulated by the Cannabis Act and the Cannabis Regulations (Canada).

This news release contains forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words and phrases or state that certain actions, events, or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information involves known and unknown risks, uncertainties and other factors that may cause actual results, events, performance or achievements of Organigram to differ materially from current expectations or future results, performance or achievements expressed or implied by the forward-looking information contained in this news release. Risks, uncertainties and other factors involved with forward-looking information could cause actual events, results, performance, prospects and opportunities to differ materially from those expressed or implied by such forward-looking information include factors and risks as disclosed in the Company’s most recent annual information form, management’s discussion and analysis and other Company documents filed from time to time on SEDAR (see www.sedar.com) and filed or furnished to the Securities and Exchange Commission on EDGAR (see www.sec.gov). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Although the Company believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information and no assurance can be given that such events will occur in the disclosed time frames or at all. The forward-looking information included in this news release are made as of the date of this news release and the Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking information, whether as a result of new information, future events or otherwise.

Contacts

For media inquiries:
Paolo De Luca
Chief Strategy Officer
paolo.deluca@organigram.ca

For investor inquiries:
investors@organigram.ca